

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Michelle Kley
Chief Legal Officer
Volta Inc.
155 De Haro Street
San Francisco, CA 94103

  Re: Volta Inc.
   Registration Statement on Form S-3
   Filed September 12, 2022
   File No. 333-267374

Dear Ms. Kley:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at (202) 551-4985 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing